                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended:  December 31, 1998


                                      OR


        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


             For the transition period from ____________ to ____________


Commission File Number:  0-20609


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                     Whittaker Corporation Partnership Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             Whittaker Corporation
                            1955 N. Surveyor Avenue
                       Simi Valley, California 93063-3386

                          Audited Financial Statements
                           and Supplemental Schedules


                     Whittaker Corporation Partnership Plan

                     Years ended December 31, 1998 and 1997
                      with Report of Independent Auditors

                     Whittaker Corporation Partnership Plan

                          Audited Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1998 and 1997


                                    Contents

Report of Independent Auditors...............................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............    2
Statements of Changes in Net Assets Available for Benefits...    3
Notes to Financial Statements................................    4

Supplemental Schedules

Item 27a -- Schedule of Assets Held for Investment Purposes..   20
Item 27d -- Schedule of Reportable Transactions..............   21

                         Report of Independent Auditors


To the Administrative Committee
Whittaker Corporation Partnership Plan

We have audited the accompanying statements of Net Assets Available for Benefits of Whittaker Corporation Partnership Plan as of December 31, 1998 and 1997, and the related statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1998 and Reportable Transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 22, 1999

                                                               Ernst & Young LLP

                     Whittaker Corporation Partnership Plan

                Statements of Net Assets Available for Benefits



                                                   December 31
                                             1998              1997
                                         ------------      ------------
Assets
Cash                                     $         --      $    935,025
Investments, at fair value                 29,441,913        28,093,648
Receivables:
   Contributions                            1,975,036           406,589
   Other                                           --            25,779
                                         ------------      ------------
Total assets                               31,416,949        29,461,041

Liabilities
Accrued expenses                                   --            49,864
Other                                              --            25,993
                                         ------------      ------------
Total liabilities                                  --            75,857
                                         ------------      ------------
Net assets available for benefits        $ 31,416,949      $ 29,385,184
                                         ============      ============

See accompanying notes.

                     Whittaker Corporation Partnership Plan

           Statements of Changes in Net Assets Available for Benefits


                                                          Year ended December 31
                                                           1998             1997
                                                       ------------     ------------
Additions to net assets attributed to:
   Investment income:
      Net realized and unrealized appreciation
        in fair value of investments                   $  1,719,474   $  1,678,951
      Interest and dividend income                        1,407,110      2,135,961
   Contributions:
      Participants                                        3,544,319      2,169,261
      Employer                                              729,300        845,690
      Employer profit sharing                             1,937,875        307,390
                                                       ------------   ------------
Total additions                                           9,338,078      7,137,253

Deductions from net assets attributed to:
   Benefits paid to participants                          7,218,385     12,213,675
   Administrative expenses                                   87,928        154,361
                                                       ------------   ------------
Total deductions                                          7,306,313     12,368,036
                                                       ------------   ------------
Net increase (decrease)                                   2,031,765     (5,230,783)

Net assets available for benefits
  at beginning of year                                   29,385,184     34,615,967
                                                       ------------   ------------
Net assets available for benefits
  at end of year                                       $ 31,416,949   $ 29,385,184
                                                       ============   ============

See accompanying notes.

                    Whittaker Corporation Partnership Plan

                         Notes to Financial Statements

                              December 31, 1998

1. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Whittaker Corporation Partnership Plan (the "Plan") are prepared on the accrual basis of accounting.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


Valuation of Investments

Investments in securities are stated at fair value. The investments in Whittaker Corporation and BioWhittaker, Inc. common stock are stated at fair value based on closing sales prices on the last business day of the year. Investments in mutual funds are based upon redemption value on the last business day of the year as determined by the investment manager. The mutual fund investment portfolios may include transactions with off-balance sheet risks. However, the Plan's exposure to risk is limited to the amount of its investment in the mutual fund.

Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4), requires that the Plan change its method of valuing deposits with insurance companies from contract value to fair value effective January 1, 1996. Contract value represents contributions made under the contract plus interest at the contract rate, less periodic distributions. Deposits with insurance companies are stated at contract value, which approximates fair value.

Investments in Schwab Retirement Money Fund and Schwab Institutional Advantage Money Fund, which are short-term investment funds, are carried at cost which approximates fair value.

                    Whittaker Corporation Partnership Plan

1. Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.


2. Description of the Plan

The Plan is a defined contribution plan to which eligible employees of Whittaker Corporation (the Company) may voluntarily elect to contribute stated percentages of their compensation (as defined). Effective July 1, 1996, the Plan was amended to change the date of eligibility to commence with employment. Effective January 1, 1998, the Plan was amended to change the date of eligibility to commence with the first day of the month following employment. Participants should refer to the Summary Plan Description and Plan document for more complete information.


Contributions

Participants may voluntarily contribute through salary deferrals up to 12% of aggregate compensation received during all periods of participation. Salary deferral contributions were limited to $10,000 and $9,500 per calendar year in 1998 and 1997, respectively, subject to adjustment pursuant to the Internal Revenue Code.

The Company matches each participant's salary deferral contribution with an employer contribution. The Company's contribution ranges from 0.75% to 3.0% of a participant's aggregate compensation and the amount of such match depends upon the participant's salary deferral. The maximum Company contribution of 3.0% is made to those participants who elect to defer 6% or more of their aggregate compensation. The Company's matching contributions are invested primarily in the Whittaker Common Stock Fund.

In addition to matching contributions, the Company, at the discretion of the board of directors, may contribute on behalf of the participants, amounts based on the attainment of certain pre-established goals for the Company, subject to certain limitations. At December 31, 1998 and 1997, contributions receivable includes the Company's profit sharing contributions of $1,937,875 and $307,390, respectively.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Investment Options

Effective July 1, 1998, KPMG Peat Marwick LLP (recordkeeper) and Charles Schwab Trust Company (trustee) were replaced with Scudder Trust Company as trustee and recordkeeper. Participant account balances as of July 1, 1998, were transferred into investment options similar to existing options. The individual accounts of each participant are held and invested by the trustee in one or more of the following funds, in accordance with the available investment options selected by the participant. Investment options available prior to July 1, 1998, were as follows:

     Stable Value Asset Fund -- An unsegregated fund invested in guaranteed-income contracts issued by various insurance companies, Dreyfus-Certus Stable Value Fund, and high quality money market instruments. The fund may also invest in U.S. government and U.S. government agency securities.

     During 1997, except for the group annuity contract with Aurora National Life Assurance, the investment in the group annuity contracts was withdrawn and invested in Dreyfus-Certus Stable Value Fund. Early withdrawals are permitted under certain of these contracts but are subject to adjustments, the most restrictive of which is a forfeiture of interest on amounts withdrawn and that any withdrawals will reduce the next scheduled installment. There are no reserves against these contracts for credit risk of the contract issuer or otherwise. The average yields and crediting interest rates ranged from approximately 5.61% to 5.22% during 1998 and 1997.

     At December 31, 1997, the Stable Value Asset Fund held an investment of $486,606 in a group annuity contract with Aurora National Life Assurance Company (ANLAC). In April 1991, Executive Life Insurance Company (ELIC), which was the original issuer of the contract, was placed in a court-supervised conservatorship by the California State Insurance Commissioner. The ELIC contract, which was scheduled to mature January 9, 1993, went into default on that date. A realized loss of $135,896 was recognized during 1993 to reflect the contract at its restructured contract value of $488,896. During 1993, the contract was transferred to ANLAC by reinsurance and assumption after being restructured, pursuant to the order of the California Superior Court. The contract matured in 1998 and the funds were transferred into the Scudder Stable Value Fund.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Investment Options (continued)

     Fidelity Intermediate Bond Fund -- Invested in Fidelity Intermediate Bond Fund, a mutual fund which invests in high-quality corporate obligations, U.S. government securities, obligations of major U.S. banks, prime commercial paper, and other similar instruments.

     T. Rowe Price Balanced Fund -- Invested in T. Rowe Price Balanced Fund, a mutual fund which invests approximately 60% of its assets in common stocks and at least 25% of its assets in senior fixed income securities. The fund may invest up to 15% of its assets in foreign securities, and up to 20% of its assets in mortgage-backed securities. The fund may also invest up to 10% of its assets in debt securities rated below investment grade.

     Twentieth Century Growth Fund -- Invested in Twentieth Century Growth Fund (formerly Twentieth Century Investors, Inc. Growth Investors), a mutual fund which invests in equity securities of large established companies having positive trends in both earnings and revenues, and a high degree of liquidity. Up to 10% of fund assets may be held in cash.

     BioWhittaker, Inc. Common Stock Fund -- An unsegregated fund invested in BioWhittaker, Inc. Common Stock. This fund was established in December 1991 as a result of Whittaker Corporation's spin-off of BioWhittaker, Inc. and a resulting distribution of BioWhittaker, Inc. Common Stock to the Plan. No future contributions or transfers can be directed to this fund. During 1997, the investment in BioWhittaker, Inc. Common Stock was sold and proceeds from the sale were transferred into the Stable Value Asset Fund. Plan participants may redirect their balances to one of the available investment options.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Investment Options (continued)

Investment options available both prior to and after July 1, 1998, were as follows:

     Whittaker Common Stock Fund -- An unsegregated fund which may only invest in Common Stock of the Company and securities convertible into Common Stock of the Company, or warrants or other rights to purchase Common Stock of the Company received as a result of holdings of such Common Stock. During 1992, the Whittaker Common Stock Fund received certain amounts representing its share of the proceeds from a class action legal settlement. Allocation of these assets (approximately $609,237 at December 31, 1998) among current and former participants should be completed in 1999. At December 31, 1998, the funds related to the legal settlement are invested in the Scudder Stable Value Fund and are disclosed as investments held in the Whittaker Corporation Common Stock Fund.

     Templeton Foreign Fund (formerly the International Equity Fund) -- Invested in Templeton Foreign Fund series of Templeton Funds, Inc., a mutual fund which invests primarily in stocks and debt securities of companies outside of the U.S. It maintains a flexible investment policy and can invest in a broad variety of different types of securities and in any foreign country, developed or undeveloped. The fund may invest up to 5% of its assets in medium-quality or high-risk lower-quality debt securities.

     Scudder Growth and Income Fund (formerly the Value Fund) -- Invested in Scudder Growth and Income Fund, a mutual fund which invests primarily in stocks that are undervalued relative to the overall stock market. Dividend yield is one of the primary valuation characteristics utilized in stock selection.

     Participant Loan Fund -- Plan participants may borrow the lesser of $50,000 or one half of the participants' vested value in certain accounts. Amounts borrowed must be repaid within five years, unless the loan is used for the purchase of a primary residence, which requires repayment within 15 years. Interest is charged at the trustee's prime rate at the date of loan approval.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Investment Options (continued)

Effective July 1, 1998, the following additional investment options were available:


     AARP Balanced Stock and Bond Fund -- The fund generally invests 70% in common stocks of companies that offer the potential for above-average growth of earnings, cash flow, or assets relative to the overall market. The remaining percentage is in investment-grade bonds and other fixed-income investments. The fund's bond side includes a broad range of corporate bonds and notes and preferred convertible securities. The fund may also purchase U.S. government securities.

     Scudder Value Fund -- The fund invests primarily in stocks of medium to large U.S. companies that the fund's adviser considers to be "undervalued" priced lower than their current and estimated earnings and dividends would seem to merit. Through this strategy, Scudder Value Fund pursues above-average growth.

     Scudder Income Fund -- Scudder Income Fund seeks high current income by investing primarily in high-grade corporate bonds and government securities.

     Scudder Stable Value Fund -- This fund invests in high-quality instruments, including guaranteed investment contracts, bank investment contracts, money market instruments, and synthetic contracts. These synthetic contracts are composed of triple-A-rated securities and high-quality bond portfolios "wrapped" by insurance companies or banks rated AA or higher by Standard & Poor's or Moody's. Additionally, the fund is structured to be responsive to current interest rates and provide competitive returns in all interest rate environments.


Vesting


Amounts (other than profit sharing contributions) allocated to a participant's account are fully vested. Amounts allocated to a participant's profit sharing account become vested at 20% per year of eligibility service, beginning with the third year of service, and are fully vested with seven or more years of service. Participants who terminate employment with the Company forfeit their unvested account balance. All amounts forfeited are used to reduce the Company's discretionary profit sharing contributions.

                    Whittaker Corporation Partnership Plan

2. Description of the Plan (continued)

Distributions

Distributions are payable to participants or their beneficiaries in a lump-sum amount equal to their vested account balances upon retirement, disability, death or termination of employment. At December 31, 1998 and 1997, approximately $105,323 and $1,748,000, respectively, of distributions were payable to terminated, retired, or withdrawing employees.

Termination Provisions

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of such termination, participants will receive a distribution equal to the vested value of their individual accounts.


3. Partial Plan Termination

During 1997, the Company experienced the involuntary termination of employees due to the sale of its defense electronics business, the closure of facilities, and a general downsizing of its workforce. This reduction in the number of Company employees continued through 1998 and resulted in a partial plan termination. As a result of this partial plan termination, contributions to certain employees' profit sharing accounts which otherwise would not have been fully vested at December 31, 1997 and 1998, became fully vested.

                    Whittaker Corporation Partnership Plan

4. Investments

The Plan's investments are held by Scudder Trust Company and Charles Schwab Trust Company at December 31, 1998 and 1997, respectively. During 1998 and 1997, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                        Net
                                                 Appreciation
                                                (Depreciation)     Fair Value
                                                 in Fair Value       at End
                                                  During Year        of Year
                                                --------------     -----------
Year ended December 31, 1998:
  Whittaker Corporation Common Stock              $1,009,800       $ 5,294,261
  Fidelity Intermediate Bond Fund                      3,357                --
  T. Rowe Price Balanced Fund                        340,922                --
  Twentieth Century Growth Fund                      953,809                --
  Templeton Foreign Fund                            (178,628)        1,875,909
  Scudder Growth and Income Fund                     206,958         3,544,184
  AARP Balanced Stock and Bond Fund                 (322,394)        3,774,287
  Scudder Value Fund                                (270,386)        4,994,695
  Scudder Income Fund                                (23,964)        1,094,365
  Scudder Stable Value Fund                               --         7,315,086
  Participant loans                                       --         1,549,126
                                                  ----------       -----------
                                                  $1,719,474       $29,441,913
                                                  ==========       ===========

                    Whittaker Corporation Partnership Plan

4. Investments (continued)

                                                         Net
                                                    Appreciation
                                                   (Depreciation)    Fair Value
                                                    in Fair Value     at End
                                                     During Year      of Year
                                                   --------------    -----------
Year ended December 31, 1997:
  Schwab Retirement Money Fund                       $       --      $   603,923
  Schwab Institutional Advantage Money Fund                  --        3,086,576
  Whittaker Corporation Common Stock                   (177,629)       3,133,053
  Dreyfus-Certus Stable Value Fund                           --        4,288,491
  Amounts held by insurance companies in group
    annuity contracts                                        --          486,606
  Fidelity Intermediate Bond Fund                         6,347        1,052,407
  T. Rowe Price Balanced Fund                           687,973        4,063,700
  Twentieth Century Growth Fund                         622,640        4,313,143
  Templeton Foreign Fund                                (65,359)       2,510,260
  Scudder Growth and Income Fund                        359,678        2,608,193
  BioWhittaker, Inc. Common Stock                       245,301               --
  Participant loans                                          --        1,947,296
                                                     ----------      -----------
                                                     $1,678,951      $28,093,648
                                                     ==========      ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                            December 31
                                                        1998            1997
                                                     ----------     ------------
Schwab Institutional Advantage Money Fund            $       --       $3,086,576
Whittaker Corporation Common Stock                    5,294,261        3,133,053
Dreyfus-Certus Stable Value Fund                             --        4,288,491
T. Rowe Price Balanced Fund                                  --        4,063,700
Twentieth Century Growth Fund                                --        4,313,143
Templeton Foreign Fund                                1,875,909        2,510,260
Scudder Growth and Income Fund                        3,544,184        2,608,193
AARP Balanced Stock and Bond Fund                     3,774,287               --
Scudder Value Fund                                    4,994,695               --
Scudder Stable Value Fund                             7,315,086               --
Participant loans                                            --        1,947,296

                    Whittaker Corporation Partnership Plan

5. Investment Funds

The net assets available for benefits as of December 31, 1998 and 1997, for each investment fund are as follows:


                                                                Fidelity        T. Rowe       Twentieth
                                  Whittaker      Stable       Intermediate       Price         Century
                                   Common      Value Asset        Bond         Balanced        Growth
          1998                   Stock Fund       Fund            Fund           Fund           Fund
--------------------------    --------------------------------------------------------------------------
Assets
Investments                    $ 5,903,498      $     --        $     --         $    --        $     --
Contributions receivable           194,560            --              --              --              --
                               -------------------------------------------------------------------------
Net assets available for
 benefits                      $ 6,098,058      $     --        $     --         $    --        $     --
                               =========================================================================

                                                                Fidelity         T. Rowe      Twentieth
                                  Whittaker       Stable      Intermediate        Price        Century
                                   Common       Value Asset       Bond          Balanced       Growth
          1997                   Stock Fund        Fund           Fund            Fund          Fund
--------------------------    --------------------------------------------------------------------------
Assets
Cash                            $   38,390       $   17,188     $    73,713     $  272,264   $   252,958
Investments                      3,756,586        7,821,097       1,054,164      4,070,191     4,319,174
Contributions receivable            54,192          163,462          20,192         53,278        52,309
Other                                2,302           11,016           1,690          3,835            --
                               --------------------------------------------------------------------------
Total assets                     3,851,470        8,012,763       1,149,759      4,399,568      4,624,441

Liabilities
Accrued expenses                     5,367           16,215           4,836          8,610          1,840
Other
                                    25,993               --              --             --             --
                               --------------------------------------------------------------------------
Total liabilities                   31,360           16,215           4,836          8,610          1,840
                               --------------------------------------------------------------------------
Net assets available for
 benefits                       $3,820,110       $7,996,548      $1,144,923      $4,390,958    $4,622,601
                               ==========================================================================

                                             Scudder          AARP
                            Templeton      Growth and      Balanced
                             Foreign         Income       Stock and       Scudder
          1998                 Fund           Fund        Bond Fund      Value Fund
-------------------------- ---------------------------------------------------------
Assets
Investments                  $1,875,909       $3,544,184    $3,774,287    $4,994,695
Contributions receivable        154,241          524,913       294,898       382,157
                           ---------------------------------------------------------
Net assets available for
 benefits                    $2,030,150       $4,069,097    $4,069,185    $5,376,852
                           =========================================================

                           Scudder        Scudder      Participant
                            Income         Stable          Loan
          1998               Fund        Value Fund        Fund          Total
-------------------------------------------------------------------------------
Assets
Investments               $1,094,365    $6,705,849    $1,549,126    $29,441,913
Contributions receivable     106,263       318,004             -      1,975,036
                          -----------------------------------------------------
Net assets available for
 benefits                 $1,200,628    $7,023,853    $1,549,126    $31,416,949
                          =====================================================
                                             Scudder          AARP
                            Templeton      Growth and      Balanced
                             Foreign         Income      Stock and        Scudder
          1997                 Fund           Fund        Bond Fund      Value Fund
-------------------------- ---------------------------------------------------------
Assets
Cash                         $  174,553       $  105,959    $        -    $        -
Investments                   2,514,421        2,610,719             -             -
Contributions receivable         47,082           16,074             -             -
Other                             3,458            3,478             -             -
                           ---------------------------------------------------------
Total assets                  2,739,514        2,736,230             -             -

Liabilities
Accrued expenses                  5,669            7,327             -             -
Other                                 -                -             -             -
                           ---------------------------------------------------------
Total liabilities                 5,669            7,327             -             -
                           ---------------------------------------------------------
Net assets available for
 benefits                    $2,733,845       $2,728,903    $        -    $        -
                           =========================================================

                              Scudder        Scudder      Participant
                              Income         Stable          Loan
          1997                 Fund        Value Fund        Fund          Total
-------------------------- -----------------------------------------------------
Assets
Cash                       $        -    $        -    $        -    $   935,025
Investments                         -             -     1,947,296     28,093,648
Contributions receivable            -             -             -        406,589
Other                               -             -             -         25,779
                           ------------------------------------------------------
Total assets                        -             -     1,947,296     29,461,041

Liabilities
Accrued expenses                    -             -             -         49,864
Other                               -             -             -         25,993
                           -----------------------------------------------------
Total liabilities                   -             -             -         75,857
                           -----------------------------------------------------
Net assets available for
 benefits                  $        -    $        -    $1,947,296    $29,385,184
                           =====================================================

                    Whittaker Corporation Partnership Plan

5. Investment Funds (continued)

For the years ended December 31, 1998 and 1997, the changes in net assets available for benefits of each investment fund are as follows:


                                                                                         Fidelity          T. Rowe
                                                        Whittaker        Stable        Intermediate         Price
                                                         Common        Value Asset         Bond            Balanced
                     1998                              Stock Fund         Fund             Fund              Fund
 ---------------------------------------------        ---------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
     value of investments                              $1,009,800      $         -      $     3,357      $   340,922

    Interest and dividends                                 36,299          332,740           43,346           63,090
                                                      ---------------------------------------------------------------
                                                        1,046,099          332,740           46,703          404,012

  Contributions:
    Participants                                          161,194          539,754          128,577          364,397
    Employer matching                                     639,078                -            1,039            5,641
    Employer profit sharing                               185,147                -                -                -
                                                      ---------------------------------------------------------------
                                                          985,419          539,754          129,616          370,038

                                                      ---------------------------------------------------------------
Total additions                                         2,031,518          872,494          176,319          774,050

Deductions from net assets attributed to:
  Benefits paid to participants                         1,024,845        1,287,530          193,220        1,248,275
  Administrative expenses                                  14,892           25,553            5,659            9,969
                                                      ---------------------------------------------------------------
Total deductions                                        1,039,737        1,313,083          198,879        1,258,244
                                                      ---------------------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                                      991,781         (440,589)         (22,560)        (484,194)

Interfund transfers, net                                1,286,167       (7,555,959)      (1,122,363)      (3,906,764)
                                                      ---------------------------------------------------------------
Net increase (decrease)                                 2,277,948       (7,996,548)      (1,144,923)      (4,390,958)

Net assets available for benefits
 at beginning of year                                   3,820,110        7,996,548        1,144,923        4,390,958
                                                      ---------------------------------------------------------------
Net assets available for benefits
 at end of year                                        $6,098,058      $         -      $         -     $          -
                                                      ===============================================================


                                             Twentieth                                    AARP
                                              Century     Templeton      Scudder        Balanced
                                               Growth       Foreign      Growth and      Stock and
                     1998                       Fund         Fund       Income Fund      Bond Fund
 --------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
      fair value of investments               $   953,809   $ (178,628)  $  206,958      $ (322,394)
    Interest and dividends                              -            -       52,799         265,836
                                              -----------------------------------------------------
                                                  953,809     (178,628)     259,757         (56,558)
  Contributions:
    Participants                                  504,730      427,234      772,681         193,990
    Employer matching                              10,750        6,032       28,114          13,285
    Employer profit sharing                             -      152,343      516,117         290,322
                                              -----------------------------------------------------
                                                  515,480      585,609    1,316,912         497,597
                                              -----------------------------------------------------
Total additions                                 1,469,289      406,981    1,576,669         441,039
Deductions from net assets attributed to:
  Benefits paid to participants                 1,028,075      623,076      817,961          53,532
  Administrative expenses                          19,427        5,938        6,490               -
                                             ------------------------------------------------------
Total deductions                                1,047,502      629,014      824,451          53,532
                                              -----------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                              421,787     (222,033)     752,218         387,507

Interfund transfers, net                       (5,044,388)    (481,662)     587,976       3,681,678
                                              -----------------------------------------------------
Net increase (decrease)                        (4,622,601)    (703,695)   1,340,194       4,069,185

Net assets available for benefits
 at beginning of year                           4,622,601    2,733,845    2,728,903               -
                                              -----------------------------------------------------
Net assets available for benefits
 at end of year                               $         -   $2,030,150   $4,069,097      $4,069,185
                                              =====================================================

                                             Scudder       Scudder       Scudder       Participant
                                              Value        Income     Stable Value        Loan
                     1998                      Fund         Fund          Fund            Fund               Total
 --------------------------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
     fair value of investments              $ (270,386)   $  (23,964)   $        -      $        -         $ 1,719,474
                                               219,167        52,034       223,516         118,283           1,407,110
    Interest and dividends                  --------------------------------------------------------------------------
                                               (51,219)       28,070       223,516         118,283           3,126,584
  Contributions:
    Participants                               236,290        68,187       147,285               -           3,544,319
    Employer matching                           13,288         4,620         7,453               -             729,300
    Employer profit sharing                    375,184       104,377       314,385               -           1,937,875
                                            --------------------------------------------------------------------------
                                               624,762       177,184       469,123               -           6,211,494
                                            --------------------------------------------------------------------------
Total additions                                573,543       205,254       692,639         118,283           9,338,078

Deductions from net assets attributed to:
  Benefits paid to participants                286,000        51,767       604,104               -           7,218,385
  Administrative expenses                            -             -             -               -              87,928
                                            --------------------------------------------------------------------------
Total deductions                               286,000        51,767       604,104               -           7,306,313
                                            --------------------------------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                           287,543       153,487        88,535         118,283           2,031,765

Interfund transfers, net                     5,089,309     1,047,141     6,935,318        (516,453)                  -
                                            --------------------------------------------------------------------------
Net increase (decrease)                      5,376,852     1,200,628     7,023,853        (398,170)          2,031,765

Net assets available for benefits
 at beginning of year                                -             -             -       1,947,296          29,385,184
                                            --------------------------------------------------------------------------
Net assets available for benefits
 at beginning of year                       $5,376,852    $1,200,628    $7,023,853      $1,549,126         $31,416,949
                                            ==========================================================================

                    Whittaker Corporation Partnership Plan

                                                                                         Fidelity          T. Rowe
                                                        Whittaker        Stable        Intermediate         Price
                                                         Common        Value Asset         Bond            Balanced
                     1997                              Stock Fund         Fund             Fund              Fund
 ---------------------------------------------        ---------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in fair
     value of investments                              $ (177,629)     $         -      $     6,347      $   687,973
  Interest and dividends                                   28,865          428,071           85,369          190,538
                                                       -------------------------------------------------------------
                                                         (148,764)         428,071           91,716          878,511
  Contributions:
    Participants                                          140,913          532,250          132,559          385,243
    Employer matching                                     659,042           78,812            8,979           29,157
    Employer profit sharing                                22,278          138,340           15,499           40,658
                                                       -------------------------------------------------------------
                                                          822,233          749,402          157,037          455,058
  Loan repayments                                          66,289          259,734          124,163          225,471
                                                       -------------------------------------------------------------
Total additions                                           739,758        1,437,207          372,916        1,559,040
Deductions from net assets attributed to:
  Benefits paid to participants                         1,306,531        2,574,498          794,400        2,981,247
  Administrative expenses                                  17,459           56,331            8,272           22,990
  Loans issued                                             10,258          312,387           40,730          162,509
                                                       -------------------------------------------------------------
Total deductions                                        1,334,248        2,943,216          843,402        3,166,746
                                                       -------------------------------------------------------------
Net increase (decrease) prior to
 interfund transfers                                     (594,490)      (1,506,009)        (470,486)      (1,607,706)
Interfund transfers, net                                 (214,743)         422,566          (88,480)         (66,549)
                                                       -------------------------------------------------------------
Net increase (decrease)                                  (809,233)      (1,083,443)        (558,966)      (1,674,255)
Net assets available for benefits
 at beginning of year                                   4,629,343        9,079,991        1,703,889        6,065,213
                                                       -------------------------------------------------------------
Net assets available for benefits
 at end of year                                        $3,820,110      $ 7,996,548      $ 1,144,923      $ 4,390,958
                                                       =============================================================

   Twentieth                        Scudder
    Century        Templeton       Growth and       BioWhittaker       Participant
    Growth          Foreign          Income            Common             Loan
     Fund            Fund             Fund           Stock Fund           Fund              Total
-----------------------------------------------------------------------------------------------------


  $  622,640      $   (65,359)     $  359,678         $ 245,301       $         --      $  1,678,951
     658,503          353,616         253,418            10,464            127,117         2,135,961
-----------------------------------------------------------------------------------------------------
   1,281,143          288,257         613,096           255,765            127,117         3,814,912
     405,797          331,143         241,356                --                 --         2,169,261
      27,600           25,538          16,562                --                 --           845,690
      40,145           36,920          13,550                                                307,390
-----------------------------------------------------------------------------------------------------
     473,542          393,601         271,468                --                 --         3,322,341
     223,033           79,552          66,515                --         (1,044,757)               --
-----------------------------------------------------------------------------------------------------
   1,977,718          761,410         951,079           255,765           (917,640)        7,137,253
   2,133,999        1,407,585         955,712            59,703                 --        12,213,675
      11,917           16,372          17,202             3,818                 --           154,361
     140,750          119,416          40,190                --           (826,240)               --
-----------------------------------------------------------------------------------------------------
   2,286,666        1,543,373       1,013,104            63,521           (826,240)       12,368,036
-----------------------------------------------------------------------------------------------------
    (308,948)        (781,963)        (62,025)          192,244            (91,400)       (5,230,783)
    (232,959)        (479,474)      1,492,222          (832,583)                --                --
-----------------------------------------------------------------------------------------------------
    (541,907)      (1,261,437)      1,430,197          (640,339)           (91,400)       (5,230,783)
   5,164,508        3,995,282       1,298,706           640,339          2,038,696        34,615,967
-----------------------------------------------------------------------------------------------------
  $4,622,601      $ 2,733,845      $2,728,903         $      --       $  1,947,296      $ 29,385,184
=====================================================================================================


                    Whittaker Corporation Partnership Plan

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 1995, stating that the Plan is qualified, if form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. Year 2000 Issue (Unaudited)

The following has not been audited by independent auditors. The recordkeeping and trustee functions of the Plan are performed by a third-party service provider. In addition, the Company's payroll function which supplies data in support of these functions is also performed by a third-party service provider. These service providers have been actively addressing the impact of the Year 2000 Issue on their ability to continue to provide their services to the Company and are implementing any corrective actions necessary to insure that their systems will function properly with respect to dates in the Year 2000 and thereafter. The Company does not believe, based on indications from these third-party service providers, that the Year 2000 Issue will pose significant operational or recordkeeping problems for the Plan.

8. Subsequent Events

On June 9, 1999, the Company entered into a definitive merger agreement pursuant to which it will be acquired by Meggitt PLC ("Meggitt"). The merger agreement has been approved by the board of directors of the Company and Meggitt.

Pursuant to this agreement, Meggitt will commence a cash tender offer for all outstanding shares of Whittaker common stock at a price of $28 per share. Upon consummation of the tender offer, any remaining shares of Whittaker will be acquired in a cash merger at the same price. The value of the transaction, including the refinancing of Whittaker's debt, is approximately $380 million.

The tender offer is subject to various conditions including the tender of a majority of the outstanding shares of common stock on a fully diluted basis, expiration of review periods under the Hart-Scott-Rodino Antitrust Improvements Act and the Exon-Florio Amendment and approval of Meggitt's shareholders. The transaction is not conditioned on financing.

                    Whittaker Corporation Partnership Plan

          Item 27a -- Schedule of Assets Held for Investment Purposes

                         EIN:  95-4033076  Plan:  003

                               December 31, 1998


                                                Description of
                                                  Investment,
                                                   Including
                                                Maturity Date,
                                               Rate of Interest,
   Identity of Issuer, Borrower, Lessor        Collateral, Par,                       Current
             or Similar Party                  or Maturity Value         Cost          Value
------------------------------------------------------------------------------------------------
Whittaker Corporation* Common Stock                319,539          $4,194,549      $5,294,261
                                                    shares

Templeton Foreign Fund                             223,589 units     2,204,903       1,875,909

Scudder* Growth and Income Fund                    134,709 units     3,838,868       3,544,184

AARP Balanced Stock and Bond Fund                  188,903 units     4,078,045       3,774,287

Scudder* Value Fund                                210,747 units     5,207,899       4,994,695

Scudder* Income Fund                                82,656 units     1,117,338       1,094,365

Scudder* Stable Value Fund                       7,315,086 units     7,315,086       7,315,086

Participant Loans*                              $1,549,126                           1,549,126
                                                                                   -----------
Total assets held for investment purposes                                          $29,441,913
                                                                                   ===========


*Indicates a party-in-interest to the Plan.

                    Whittaker Corporation Partnership Plan

                Item 27d -- Schedule of Reportable Transactions

                         EIN:  95-4033076  Plan:  003

                         Year ended December 31, 1998



                                                                                           Purchase
       Identity of Party Involved                  Description of Asset                      Price
-----------------------------------------------------------------------------------------------------
Category (i) -- Individual transaction in excess of 5% of Plan assets.

The Charles Schwab Family of Funds*             Schwab Institutional Advantage          $  3,337,691
                                                  Money Fund                                      --

The Dreyfus Trust Company                       Dreyfus-Certus Stable Value Fund                  --

American Century                                Twentieth Century Growth Fund                     --

T. Rowe Price Investment Services, Inc.         T. Rowe Price Balanced Fund                       --

Scudder Investment Trust*                       Scudder Stable Value Fund                  6,340,643

Scudder Investment Trust*                       AARP Balanced Stock and Bond Fund          3,782,696

Scudder Investment Trust*                       Scudder Growth and Income Fund             3,649,777

Scudder Investment Trust*                       Scudder Value Fund                         4,702,871

Templeton Funds, Inc.                           Templeton Foreign Fund                     2,126,756


*Indicates a party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.


                                                    Current Value
     Selling                           Cost of       of Asset on            Net
      Price         Expenses            Asset      Transaction Date         Gain
-----------------------------------------------------------------------------------

 $           --    $      --       $  3,337,691     $  3,337,691      $        --
      5,336,302           --          5,336,302        5,336,302               --

      3,356,591           --          3,356,591        3,356,591               --

      4,702,729           --          3,566,303        4,702,729         1,136,426

      3,782,614           --          2,827,786        3,782,614           954,828

             --           --          6,340,643        6,340,643               --

             --           --          3,782,696        3,782,696               --

             --           --          3,649,777        3,649,777               --

             --           --          4,702,871        4,702,871               --

             --           --          2,126,756        2,126,756               --


                    Whittaker Corporation Partnership Plan

                         EIN:  95-4033076  Plan:  003

                         Year ended December 31, 1998



                                                                                     Purchase
       Identity of Party Involved                  Description of Asset                Price
-------------------------------------------------------------------------------------------------
Category (iii) -- Series of securities transactions in excess of 5% of Plan assets.

The Charles Schwab Family of Funds*           Schwab Institutional Advantage         $4,603,351
                                                Money Fund                                   --

Scudder Investment Trust*                     Scudder Value Fund                      5,790,713
                                                                                             --

American Century                              Twentieth Century Growth Fund             614,468
                                                                                             --

Scudder Investment Trust*                     Scudder Growth and Income Fund          5,125,149
                                                                                             --

Scudder Investment Trust*                     AARP Balanced Stock and Bond Fund       4,320,925
                                                                                             --

Templeton Funds, Inc.                         Templeton Foreign Fund                  2,544,046
                                                                                             --

Scudder Investment Trust*                     Scudder Stable Value Fund               8,388,525
                                                                                             --

T. Rowe Price Investment Services, Inc.       T. Rowe Price Balanced Fund               516,425
                                                                                             --

The Dreyfus Trust Company                     Dreyfus-Certus Stable Value Fund          962,201
                                                                                             --


*Indicates a party-in-interest to the Plan.

There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1998.

                                    Current Value
  Selling          Cost of           of Asset on        Net Gain
   Price            Asset          Transaction Date      (Loss)
------------------------------------------------------------------



$        -        $4,603,351          $4,603,351        $      -
 7,690,442         7,690,442           7,690,442               -

         -         5,790,713           5,790,713               -
   525,633           582,751             525,633         (57,118)

         -           614,468             614,468               -
 5,938,798         4,984,419           5,938,798         954,379

         -         5,125,149           5,125,149               -
 1,659,694         1,561,461           1,659,654          98,193

         -         4,320,925           4,320,925               -
   224,243           242,864             224,243         (18,621)

         -         2,544,046           2,544,046               -
   994,927           901,144             994,927          93,783

         -         8,388,525           8,388,525               -
 1,692,024         1,692,024           1,692,024               -

         -           516,425             516,425               -
 4,949,082         4,608,161           4,949,082         340,921

         -           962,201             962,201               -
 5,251,691         5,251,691           5,251,691               -


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                  Whittaker Corporation Partnership Plan


Date:  June 28, 1999           By: /s/ Lynne M. O. Brickner
                                  -----------------------------------------
                                   Lynne M. O. Brickner
                                   Vice President, Secretary and General Counsel

                                 EXHIBIT INDEX
                                 -------------

                                                   Sequentially
  Exhibit No.    Description                       Numbered Page
--------------   -----------                       -------------
     23.1        Independent Auditor's Consent